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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

United States Securities Exchange Commission
FEB 25 2010

SEC FILE NUMBER
8 - 48848

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Potomac Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 South Market Street, 4th Floor
(No. and Street)

Frederick	Maryland	21701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher A. Weir — (301) 695-9229
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Christopher A. Weir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potomac Capital Markets, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BLAKE BRIDDELL
My Commission Expires
NOTARY PUBLIC
10-08-2012
FREDERICK COUNTY, MD

2/22/10

Notary Public

Signature

VICE PRESIDENT

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

POTOMAC CAPITAL MARKETS, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Potomac Capital Markets, LLC

We have audited the accompanying statement of financial condition of Potomac Capital Markets, LLC. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Potomac Capital Markets, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	22,409
Fees receivable		421,201
Due from parent		45,000
Investment, at fair value		5,946
Investment in partnership		14,228
	$	508,784
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	177,644
Members' equity		331,140
	$	508,784

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Potomac Capital Markets, LLC (the "Company") is a Maryland Limited Liability Company ("LLC") organized and registered as a minimum net capital broker-dealer. The Company is a member of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The business activities of the Company as prescribed in the membership agreement are limited to private placements of securities.

As a minimum net capital broker-dealer, the Company does not hold customer securities or cash balances.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Fees Receivable and Fee Revenue

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2009 no allowance was deemed necessary.

Fee revenues are recorded in accordance with the terms of individual agreements and, where applicable, recognized on a pro rata basis over those terms.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Unrealized losses on investments in securities of $1,467 are included in other income on the statement of operations.

The Company values its investment in partnership by utilizing the net asset valuations provided by the underling investment's administrators. Management considers rights, including any restrictions on the disposition of the interest in its determination of fair value. The investment in partnership is included in Level 3 of the fair value hierarchy. Unrealized gains on the investment in partnership of $1,626 are included in other income on the statement of operations.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Restatement and Investment in partnership

Restatement

The restatement resulted from an investment in a partnership (MK Capital Management, LLC) that arose in 2003 which the Company did not become aware of until 2009. The investment was inadvertently excluded from the statement of financial condition from December 31, 2003 through December 31, 2008. The cumulative effect of this change through December 31, 2008, which is reflected as a restatement to beginning balance members' equity, was $12,602. This investment was obtained as part of the compensation received for services performed for MK Capital Management, LLC. The resulting amount, which should have been recognized as of 2003, had no effect on the Company's net capital during any period thereafter. Each year subsequent to earning this investment, the investment was a non-allowable asset, which is offset in the net capital computation by the increase (decrease) in income earned from the investment year over year. The restatement had no effect on the net income or loss or cash flows of the Company for the year ended December 31, 2009.

Investment in partnership

Investment in Partnership, on the accompanying statement of financial condition, is the Company's general partnership interest in MK Capital Management, LLC. The Company owns approximately 2% of the general partnership interest in MK Capital Management, LLC. At December 31, 2009, the Company's investment in partnership is $14,228.

3. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $17,000, which was approximately $5,000 in excess of its minimum requirement of approximately $12,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Investment, at fair value	$ 5,964	$ -	$ -	$ 5,964
Investment in partnership			14,228	14,228
	$ 5,964	$ -	$ 14,228	$ 20,192

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

5. Fair value measurements (continued)

Changes in Level 3 assets measured at fair value for the year ended December 31, 2009 were as follows:

	LEVEL 3					
	Beginning Balance January 1, 2009 *(as restated)*	Realized & Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2009	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2009
Assets (at fair value)						
Investment in partnership	$ 12,602	$ 1,626	$ -	$ -	$ 14,228	$ 1,626
Total investment in partnership	$ 12,602	$ 1,626	$ -	$ -	$ 14,228	$ 1,626

6. Related party transactions and commitments

Service Agreement

The Company is 99% owned by Potomac Investment Services, Inc., ("PIS") a Maryland C-type corporation. PIS provided employee, office space, communication systems, and administrative services in the amount of $693,500 for the year ended December 31, 2009. There are no individuals which are employed directly by the Company. These services were provided under an Administration Services Agreement that provides for minimum charges for basic services and additional charges when additional services are provided; the agreement has a term of five years from March 2003 is renewable annually, and is cancelable with 30 days notice by either party at the end of the initial term.

Due from Parent

Amounts due from parent represent non-interest bearing advances from the Company to PIS which have no specific repayment terms or due dates. These amounts may be used to offset future expenses incurred under the Administration Services Agreement.

7. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits ($250,000 at December 31, 2009). The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

8. Concentration of revenue

Fees earned from two customers accounted for approximately 91% of total fees in 2009. At December 31, 2009, the receivable balance due from these customers was approximately $421,000.